SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of January 25 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



        Press enquiries:

        Patrick Murphy, tel: +44 115 906 4151; email: patrick.murphy@marconi.com

        Investor enquiries:

        Karen Keyes tel: + 44 207 306 1345; email: karen.keyes@marconi.com

        Industry Analyst enquiries:

        Skip MacAskill tel: +44 2476 56 3705; email: skip.macaskill@marconi.com



 MARCONI WINS GBP150 MILLION MULTI-YEAR CONTRACT TO SUPPORT TUBE LINES RAIL
                             COMMUNICATIONS NETWORK

   New 13-year agreement will drive down London tube company's opex and capex

London - 25 January 2005 - Marconi Corporation plc's (London: MONI and NASDAQ:
MRCIY) Transportation group, part of Marconi Value Added Services (VAS), today announced it has won a 13-year upgrade and maintenance contract from Tube Lines, the company responsible for upgrading and maintaining the infrastructure on the Jubilee, Northern and Piccadilly lines of the London Underground.

Working in partnership with Amey Infrastructure Services, a division of Amey plc, a leading provider of support services, Marconi will be responsible for upgrading and maintaining the communications infrastructure on the Jubilee, Northern and Piccadilly Lines. The two companies will share the revenue.

This integrated whole-life contract includes the station communications and Supervisory Control and Data Acquisition public address system as well as CCTV and security systems, customer help points and visual information displays. Marconi will also provide Tube Lines with the software for a central management system, which will monitor other station assets such as lifts and ventilation systems.

"This agreement with Marconi represents yet another step in our massive programme of investment to rebuild and modernise the Jubilee, Northern and Piccadilly lines.," said Terry Morgan, Chief Executive of Tube Lines. "This investment will provide London Underground with the capability to communicate directly to passengers with up to the minute, accurate information. Today's agreement reflects a joint commitment between Tube Lines and Marconi over the next 13 years. Yet another example of progress towards our long term goal to deliver an outstanding Tube for London. "

The contract builds on Marconi's existing relationship with Tube Lines and consists of two elements: a six-year upgrade programme covering 74 stations; and a maintenance contract supporting 100 stations over 13 years.

During the past two years, Marconi has developed new transportation-focussed communications network management systems that have allowed it to deliver improved efficiency to Tube Lines' asset management and maintenance work. This management system will be key to its success in meeting the revised, higher standards set by the new Tube Lines contract.

"The big drive from government is to make transportation investment more effective," said Steve Harris, Managing Director of Marconi Transportation. "Our Asset and Whole Life Management Systems are leading the way in achieving this. They will enable Tube Lines to get more out of their assets, boost performance and enable infrastructure spending and maintenance to be more focussed than ever before."

According to Mark Plato, Managing Director of Marconi VAS, the contract award demonstrates the confidence Tube Lines has in Marconi. "Our relationship with Tube Lines has been fostered over the past few years as we worked together on delivering continual improvements in the performance of the Jubilee Line communications assets," he said. "This deal also underpins our decision to make significant ongoing investment in our transportation business that is a key part of our VAS activities."

ENDS/..


About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching, broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.


About Marconi Transportation

Marconi Transportation, part of Marconi Corporation plc's Value Added Services business, is an integrated communications business with over 30 years of transportation experience. Its professional staff are currently delivering a number of high profile communications projects that continue to set standards in Rail, Road, and Air industries. Its consultants and design engineers are committed to delivering tailored solutions based on complex network integration, high performance service provision and best of breed products. Its customer services division is committed to providing the best possible support for our customers' systems and networks on a 24x7x365 basis.

About Tube Lines

Tube Lines is responsible for the maintenance and upgrade of the infrastructure on the Jubilee, Northern and Piccadilly lines. London Underground is responsible for operating the Underground, for employing drivers and station staff, for ticketing and fares, and for the Tube's safety regime.


Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 25 January 2005